Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 16 DATED JANUARY 6, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated August 23, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Starkey Ranch Controlled Subsidiary - Odessa, FL

On March 10, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Starkey Ranch Controlled Subsidiary”) for an initial purchase price of approximately $4,265,000, which was the initial stated value of our equity interest in a new investment round in the Starkey Ranch Controlled Subsidiary (the “Starkey Ranch Balanced II eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Starkey Ranch Controlled Subsidiary, for an initial purchase price of approximately $38,375,000 (the “Starkey Ranch Interval Fund Investment” and, together with the Starkey Ranch Balanced II eREIT Investment, the “Starkey Ranch Investment”). The Starkey Ranch Controlled Subsidiary used the proceeds to acquire a stabilized garden style multifamily property totaling 384 units located in Odessa, FL (the “Starkey Ranch Property”). More detail on this acquisition can be found here.

On December 30, 2021, the Starkey Ranch Controlled Subsidiary refinanced the Starkey Ranch Property via a $64,501,000 Freddie Mac loan from KeyBank (the “Starkey Ranch Senior Loan”). The Starkey Ranch Senior Loan features a 10-year term and 5 years interest-only at a floating rate of 2.31% over the Secured Overnight Financing Rate (“SOFR”).

In connection with the closing of the Starkey Ranch Senior Loan, the Starkey Ranch Controlled Subsidiary received a cash distribution of approximately $16,063,000 net of closing costs.